==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         Vanguard Cellular Systems, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     922022
                                     ------
                                 (CUSIP Number)

                             Marilyn J. Wasser, Esq.
                       Vice President -- Law and Secretary
                                   AT&T Corp.
                             295 North Maple Avenue
                            Basking Ridge, N.J. 07920
                                 (908) 221-2000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                                  David M. Silk
                         Wachtell, Lipton, Rosen & Katz
                  51 West 52nd Street New York, New York 10019
                                 (212) 403-1000


                                 October 2, 1998
                                 ---------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


                               Page 1 of 12 Pages

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                                    SCHEDULE 13D
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     CUSIP No. 922022                                        Page 2 of 12 Pages

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   1         NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   AT&T CORP.
                   I.R.S. IDENTIFICATION NO.  13-4924710
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   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
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   3         SEC USE ONLY                                                 [ ]
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   4         SOURCE OF FUNDS
                   WC, OO
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   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
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   6         CITIZENSHIP OR PLACE ORGANIZATION
                   New York
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              7
                  SOLE VOTING POWER
                        12,334,236

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        -0-

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        12,334,236

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        -0-

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   12,334,236
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                       [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   28.0% (assuming exercise of the Vanguard Option and the Stockholders' Options)
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
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

 ITEM 1.     Security and Issuer.

            This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.01 per share ("Vanguard Common Stock"), of Vanguard Cellular Systems, Inc., a North Carolina corporation ("Vanguard" or the "Issuer"). The principal executive offices of the Issuer are located at 2002 Pisgah Church Road, Suite 300, Greensboro, North Carolina 27455-3314.


 ITEM 2.     Identity and Background.

            This Statement is being filed by AT&T Corp., a New York corporation ("AT&T"). AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412.

            The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AT&T is set forth in Schedule I hereto and is incorporated herein by reference.

            During the last five years, neither AT&T, nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


 ITEM 3.     Source and Amount of Funds or Other Consideration.

            As more fully described in Item 4 hereof, AT&T has entered into the Vanguard Option Agreement (as defined in Item 4 below) with Vanguard and the Voting Agreements (as defined in Item 4 below) with certain stockholders of Vanguard. Pursuant to the Vanguard Option Agreement, Vanguard has granted AT&T an option to acquire shares of Vanguard Common Stock as described below. Pursuant to the Voting Agreements, certain stockholders of Vanguard have granted AT&T an option to acquire such stockholders' shares of Vanguard Common Stock as described below and have agreed to vote such stockholders' shares of Vanguard Common Stock in favor of approval of the Merger Agreement (as defined in Item 4 below) and against any acquisition proposal from any person other than AT&T. If the conditions precedent to permit AT&T to exercise its option to purchase shares of Vanguard Common Stock pursuant to the Vanguard Option Agreement and/or the Voting Agreements were satisfied and AT&T so exercised those options, AT&T currently anticipates that funds for such exercise would be provided from general funds available to AT&T.

            No funds were used by AT&T in connection with entering into the Merger Agreement, the Voting Agreements or the Vanguard Option Agreement.

 ITEM 4.     Purpose of Transaction.

            On October 2, 1998, AT&T, Winston, Inc., a wholly owned subsidiary of AT&T ("Merger Sub"), and Vanguard entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Vanguard with and into Merger Sub (the "Merger"). Following the Merger, the separate corporate existence of Vanguard shall cease and Merger Sub shall continue as the surviving corporation (the "Surviving Corporation").

            Pursuant to the terms of the Merger Agreement and subject to adjustments as set forth therein, at the Effective Time (as defined in the Merger Agreement), each share of Vanguard Common Stock issued and outstanding immediately prior to the Effective Time (other than certain shares to be cancelled and other than dissenters' shares) will be converted into the right to receive either (i) 0.3987 fully paid and nonassessable shares of common stock, par value $1.00 per share, of AT&T ("AT&T Common Stock"), or (ii) $23.00 in cash, without interest, or (iii) a combination of AT&T Common Stock and cash, subject to the limitation that the overall consideration for such shares will be limited to 50% cash and 50% AT&T Common Stock.

            Consummation of the Merger is subject to certain conditions set forth in the Merger Agreement including (i) the affirmative vote of the holders of a majority of the outstanding shares of Vanguard Common Stock, (ii) obtaining certain regulatory approvals, including the approval of the United States Federal Communications Commission, and (iii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as other customary conditions.

            Pursuant to the Merger Agreement, (i) the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, (ii) the by-laws of Merger Sub in effect at the Effective Time will be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein by applicable law and (iii) the directors and officers of Merger Sub will be the directors and officers, respectively, of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be a director or officer, as the case may be, or until their respective successors are duly elected and qualified, as the case may be.

            The Merger Agreement contains certain customary restrictions on the conduct of the businesses of Vanguard pending the Merger, including certain customary restrictions relating to the capital stock of Vanguard. Pursuant to the Merger Agreement, Vanguard has agreed, among other things, that, after the date of the Merger Agreement and prior to the Effective Time, it will not declare or pay any dividends on or make other distributions in respect of any capital stock.

            The Merger Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

            Concurrent with the execution of the Merger Agreement, AT&T and Vanguard entered into an Option Agreement (the "Vanguard Option Agreement"), dated as of October 2, 1998, under which Vanguard granted AT&T an option (the "Vanguard Option") to purchase up to 7,319,000 shares of Vanguard Common Stock, representing 19.9% of the issued and outstanding Vanguard Common Stock, at an exercise price of $23.00 per share, subject to certain customary anti-dilution adjustments.

            Also in connection with the Merger Agreement, AT&T entered into Voting Agreements (the "Voting Agreements"), dated as of October 2, 1998, with
L. Richardson Preyer, Jr., Haynes G. Griffin, Stephen R. Leeolou, Piedmont Associates Limited, Stuart S. Richardson, and the Smith Richardson Foundation, respectively (collectively, the "Stockholders"), under which each of the Stockholders granted AT&T an option (the "Stockholder's Option") to purchase such Stockholder's shares (collectively, 5,015,236 shares) of Vanguard Common Stock at an exercise price of $23.00 per share. However, if AT&T were to offer increased consideration to all of the holders of Vanguard Common Stock for all of their shares of Vanguard Common Stock, then the exercise price under the Voting Agreements would be increased to equal such greater consideration. Furthermore, if AT&T were to exercise any Stockholder's Option within twelve months prior to such an increase in consideration, then AT&T would pay to such Stockholder an amount equal to the product of (x) the number of shares previously purchased from such Stockholder pursuant to the Voting Agreement and
(y) the amount of increase between the previous per share cash price and the greater consideration.

            Under the Voting Agreements, each Stockholder has agreed (i) to vote such Stockholder's shares of Vanguard Common Stock in favor of approval of the Merger Agreement and against any Acquisition Proposal (as defined in the Merger Agreement) from any person other than AT&T and (ii) if so requested, to deliver to AT&T an irrevocable proxy with respect to such shares. Also under the Voting Agreements, each Stockholder has agreed not to dispose of such Stockholder's shares unless (a) AT&T elects to receive a cash payment in lieu of exercising the Stockholder's Option, (b) with regards only to the options granted by Haynes
G. Griffin, Stephen R. Leelou, and L. Richardson Preyer, Jr., such disposal is made solely to pay the exercise price of employee stock options and tax liabilities in respect of an exercise of employee stock options, or (c) the Merger Agreement is terminated as a result of (i) the failure to obtain the required approval of the Merger Agreement from the Company's shareholders or
(ii) a termination by AT&T as a result of a Terminating Company Breach (as defined in the Merger Agreement) (which breach is not due to the willful breach of any representation or warranty or the willful breach of any covenant by Vanguard), in which case each such Stockholder is permitted to sell (subject to the proxy referred to above) up to 20% of the shares of Vanguard Common Stock held by such Stockholder as of the date of the Merger Agreement, but only (x) if reasonably necessary to provide liquidity to such Stockholder and (y) if at such time no Acquisition Proposal is pending or could reasonably be expected to become pending prior to expiration of the Stockholder's Option and there shall have been no willful breach of the Merger Agreement or the Vanguard Option Agreement by the Company or the Voting Agreement by such Stockholder. However, under the circumstances described in both clauses (b) and (c) above, AT&T has a right of first refusal to purchase, at the lower of $23.00 per share or the market price, any shares to be sold and, if the shares are sold for an amount greater than $23.00 per share and AT&T exercises the Option, any Stockholder that has sold any Shares of Vanguard Common Stock pursuant to the provisions described therein must remit to AT&T the excess over $23.00 per share received.

            Under the Voting Agreements, each Stockholder has also agreed that in the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of stock of Vanguard, (ii) such Stockholder purchases or otherwise acquires beneficial ownership of any shares of Vanguard Common Stock after October 2, 1998, or (iii) such Stockholder acquires the right to vote or share in the voting of any shares of Vanguard Common Stock after October 2, 1998, (collectively, "New Shares") such Stockholder will upon request deliver an irrevocable proxy with respect to the New Shares and such New Shares will be subject to the terms of the Voting Agreements.

            AT&T may not exercise the Vanguard Option until the occurrence of a Purchase Event (as set forth below). AT&T may not exercise any Stockholder's Option until either (i) the occurrence of a Purchase Event (as set forth below) or (ii) the breach by such Stockholder of certain provisions of the Voting Agreement.

            A "Purchase Event" will occur upon termination of the Merger Agreement as a result of: (i) the failure to obtain the required approval of the shareholders of Vanguard at a meeting of Vanguard stockholders (or of any adjournment thereof), (ii) termination by AT&T as a result of (a) the withdrawal or adverse modification (or failure to reconfirm) by the Board of Directors of Vanguard of its recommendation of the Merger or the Merger Agreement, (b) the determination by the Board of Directors of Vanguard to recommend an alternative acquisition proposal or to accept a Superior Proposal (as defined in the Merger Agreement), (c) a tender offer or exchange offer which would result in any person or group becoming a beneficial owner of 20% or more of the outstanding shares of Vanguard Common Stock is commenced and the Board of Directors of Vanguard fails to recommend that the shareholders of Vanguard not tender their shares in such tender or exchange offer, (d) any person or group becoming the beneficial owner of 20% or more of the outstanding shares of Vanguard Common Stock, (e) the failure of Vanguard to call or hold a meeting of the shareholders of Vanguard by the Outside Date (as defined in the Merger Agreement) or (f) Vanguard furnishing confidential information or data to, or engaging in negotiations or discussions with, another person or group regarding an alternative acquisition proposal, (iii) termination by Vanguard upon the Board of Directors of Vanguard determining to accept a Superior Proposal, (iv) termination by AT&T as a result of any development or change of circumstances that constitutes or could reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on Vanguard and such Material Adverse Effect not being cured within 30 days, or as a result of certain breaches of the Merger Agreement, the Voting Agreements or the Vanguard Option Agreement; provided, however, that in the circumstances described in clauses
(ii)(f) and (iv) hereof, a Purchase Event will not occur unless within twelve months of such termination, (A) Vanguard or any of its subsidiaries enters into an agreement concerning a transaction that constitutes an Acquisition Proposal or (B) any Person or Persons (other than AT&T) publicly announces a tender, exchange or other offer that results in such Person or Persons purchasing 20% or more of the assets or voting securities of Vanguard and its subsidiaries, or Vanguard or any of its subsidiaries enters into an agreement having such effect.

            The Voting Agreements and the Stockholders' Options will terminate on the earliest to occur of (a) the effective time of the Merger, (b) 12 months and one day after a termination of the Merger Agreement under any provision thereof that is or could result in the occurrence of a Purchase Event, (c) termination of the Merger Agreement under any provision thereof that is not and could not result in a Purchase Event, and (d) 18 months from the Outside Date. The Vanguard Option will terminate on the earliest to occur of (a) the effective time of the Merger, (b) 12 months and one day after a termination of the Merger Agreement under any provision that is or could result in the occurrence of a Purchase Event, and (c) termination of the Merger Agreement under any provision thereof that is not and could not result in a Purchase Event.

            The Vanguard Option Agreement is attached as Exhibit 2 hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Vanguard Option Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. The Voting Agreements are attached as
Exhibit 3 hereto and are incorporated herein by reference in their entirety. The foregoing summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to such exhibit.

            Except as contemplated by the Merger Agreement, the Vanguard Option Agreement and the Voting Agreements or as otherwise set forth in this Item 4, neither AT&T, nor, to the knowledge of AT&T, any of the persons listed on
Schedule I hereto, has any present
plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


 ITEM 5.     Interest in Securities of the Issuer.

            Neither AT&T nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto beneficially owns any shares of Vanguard Common Stock other than as set forth herein or as listed on Schedule I hereto. Prior to the Vanguard Option and the Stockholders' Options becoming exercisable and being exercised, AT&T expressly disclaims beneficial ownership of the shares of Vanguard Common Stock which may be purchasable by AT&T thereunder. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that AT&T is the beneficial owner of the shares of Vanguard Common Stock subject to the Vanguard Option and the Stockholders' Options for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

             (a) Pursuant to the Vanguard Option, AT&T has been granted an option to purchase up to 7,319,000 shares of Vanguard Common Stock at $23.00 per share, subject to customary antidilution adjustments as provided therein. Pursuant to the Stockholder's Option, AT&T has been granted an option to purchase each Stockholder's shares at an exercise price of $23.00 per share (subject to adjustment as described in Item 4 above). The Vanguard Option and the Stockholders' Options become exercisable under certain conditions described in Item 4 above. Based on the number of outstanding shares of Vanguard Common Stock on June 30, 1998, if all of such options were exercised in full, AT&T would beneficially own 28.0% of the shares of Vanguard Common Stock outstanding following exercise of the Vanguard Option and each of the Stockholder's Options.

             (b) AT&T would have sole voting and dispositive power with respect to any shares of Vanguard Common Stock acquired upon exercise of the Vanguard Option and/or the Stockholders' Options.

             (c) Except as described in Item 4 hereof or as listed on Schedule I hereto, no transactions in the Vanguard Common Stock were effected by AT&T, or, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, during the 60-day period preceding October 2, 1998.

             (d)   Except as described in Item 4 above, until the Vanguard
                  Option and/or any Stockholder's Option are exercised, AT&T has no right to receive dividends from, or the proceeds from the sale of, the shares of Vanguard Common Stock subject to the Vanguard Option and the Stockholders' Options. If the Vanguard Option and/or any Stockholder's Option were exercised by AT&T, AT&T would have the sole right to receive dividends on the shares of Vanguard Common Stock acquired pursuant thereto.

             (e) Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Except as set forth in this Schedule 13D, to the knowledge of AT&T, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of Vanguard, including but not limited to, transfer or voting of any of the securities of Vanguard, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Vanguard.


 ITEM 7.     Material to be Filed as Exhibits.

           1. Agreement and Plan of Merger, dated as of October 2, 1998, by and among AT&T Corp., Winston, Inc. and Vanguard Cellular Systems, Inc.

           2. Option Agreement, dated as of October 2, 1998, between Vanguard Cellular Systems, Inc., as Issuer, and AT&T Corp., as Grantee.

           3. Voting Agreements, dated as of October 2, 1998, between certain stockholders of Vanguard Cellular Systems, Inc. and AT&T Corp.

                                   SIGNATURES


            After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  October 13, 1998

                                   AT&T CORP.




                                    By:  /s/  Robert S. Feit
                                    Name:     Robert S. Feit
                                    Title:    Authorized Signatory

                                   SCHEDULE I

            The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule I are United States citizens.




Name                       Title

C. Michael Armstrong       Chairman and Chief Executive Officer and Director

Kenneth T. Derr            Director; Chief Executive Officer of Chevron
                           Corporation

M. Kathryn Eickhoff        Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha           Director; Chairman and Chief Executive Officer of
                           Springs Industries, Inc.

George M. C. Fisher        Director; Chairman and Chief Executive Officer of
                           Eastman Kodak Company

Donald V. Fites            Director; Chairman and Chief Executive Officer of
                           Caterpillar, Inc.

Ralph S. Larsen            Director; Chairman and Chief Executive Officer of
                           Johnson & Johnson

Donald F. McHenry          Director; President of IRC Group

Michael I. Sovern          Director; President Emeritus and Chancellor Kent
                           Professor of Law at Columbia University

Sanford I. Weill           Director; Chairman and Chief Executive Officer of
                           Travelers Group

Thomas H. Wyman            Director; Senior Advisor of SBC Warburg, Inc.

John D. Zeglis             President and Director

R. Annunziata              Executive Vice President

Harold W. Burlingame       Executive Vice President - Human Resources

Dan R. Hesse               Executive Vice President and President & CEO
                           - AT&T Wireless Services, Inc.

Frank Ianna                Executive Vice President - Network & Computing
                           Services

Michael Keith              Executive Vice President - Business Services

Richard J. Martin          Executive Vice President - Public Relations
                           and Employee Communication

David C. Nagel             President - AT&T Labs & Chief Technology
                           Officer

John C. Petrillo           Executive Vice President - Corp. Strategy &
                              Business Development

Richard Roscitt            Executive Vice President and President & CEO
                           - AT&T Solutions

Daniel E. Somers           Senior Executive Vice President & Chief
                           Financial Officer

                                INDEX OF EXHIBITS


           1. Agreement and Plan of Merger, dated as of October 2, 1998, by and among AT&T Corp., Winston, Inc. and Vanguard Cellular Systems, Inc.

           2. Option Agreement, dated as of October 2, 1998, between Vanguard Cellular Systems, Inc., as Issuer, and AT&T Corp., as Grantee.

           3. Voting Agreements, dated as of October 2, 1998, between certain stockholders of Vanguard Cellular Systems, Inc. and AT&T Corp.